                           DATED AS OF MARCH 4, 1999

                     BANK OF MONTREAL - BANQUE DE MONTREAL

                                       AND

                            THE ROYAL TRUST COMPANY -
                             COMPAGNIE TRUST ROYAL

                                       AND

                           CIBC MELLON TRUST COMPANY -
                          COMPAGNIE TRUST CIBC MELLON

                             EIGHTEENTH SUPPLEMENTAL
                                    INDENTURE

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     THIS EIGHTEENTH SUPPLEMENTAL INDENTURE made as of March 4, 1999.

BETWEEN

     BANK OF MONTREAL - BANQUE DE MONTREAL, a Canadian chartered bank (hereinafter called the "Bank"),

                                                              OF THE FIRST PART,

     -and-

     THE ROYAL TRUST COMPANY - COMPAGNIE TRUST ROYAL, a trust company existing under the laws of Canada (hereinafter called "Royal Trust"),

                                                             OF THE SECOND PART,

     -and-

     CIBC MELLON TRUST COMPANY - COMPAGNIE TRUST CIBC MELLON, a trust company existing under the laws of Canada (hereinafter called "CIBC Mellon"),

                                                              OF THE THIRD PART,

     WHEREAS under an indenture made as of February 1, 1978 between the Bank and Royal Trust (the "Original Trust Indenture") the creation and issue of Debentures from time to time without limitation as to principal amount was provided for;

     AND WHEREAS the Original Trust Indenture was amended by the Fifteenth Supplemental Trust Indenture made as of February 16, 1993 between the Bank and Royal Trust to conform the Original Trust Indenture to the requirements of the Bank Act, being chapter 46 of the Statutes of Canada, 1991;

     AND WHEREAS by the Original Trust Indenture and indentures supplemental thereto the Bank has issued fifteen series of Debentures and provided for the issue of one other series of Debentures in exchange for one such series;

     AND WHEREAS the Original Trust Indenture and the seventeen Supplemental Indentures are herein collectively referred to as the "Indenture";

     AND WHEREAS Royal Trust has agreed, subject to acceptance by the Bank, to transfer to CIBC Mellon its appointment as Trustee under the Indenture;

     AND WHEREAS pursuant to Section 11.08 of the Original Trust Indenture, Royal Trust desires to resign as Trustee under the Indenture and be discharged from the trusts thereof and the Bank is prepared to accept such resignation and appoint CIBC Mellon as successor Trustee;

     AND WHEREAS CIBC Mellon is willing to accept such appointment and represents that it has the qualifications to act as Trustee as provided for in the Indenture;


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     AND WHEREAS the parties wish to execute this Supplemental Indenture for the purpose of providing for the resignation of Royal Trust as Trustee and for its replacement by CIBC Mellon;

     AND WHEREAS all necessary corporate action has been taken by the parties hereto for the execution and delivery of this Supplemental Indenture;

     AND WHEREAS the foregoing recitals and any statements of fact in this Supplemental Indenture relating to the Bank are and shall be deemed to be made by the Bank;

                  NOW THEREFORE IT IS HEREBY AGREED AS FOLLOWS:

                                   ARTICLE ONE
                                 INTERPRETATION

     SECTION 1.1 DEFINITIONS. In this Supplemental Indenture, unless there is something in the subject matter or context inconsistent therewith or unless otherwise expressly provided:

     "Bank" means Bank of Montreal and every successor bank that has complied with the applicable provisions of the Indenture.

     "Indenture" means the trust indenture dated as of February 1, 1978, as the same may have been amended, modified and supplemented to the date hereof.

     "CIBC Mellon" means CIBC Mellon Trust Company, the successor Trustee to Royal Trust under the Indenture.

     "Royal Trust" means The Royal Trust Company, the original Trustee under the Indenture.

     "Eighteenth Supplemental Indenture", "Supplemental Indenture", "herein" "hereby", "hereof', and similar expressions mean or refer to this Supplemental Indenture; and the expressions "Article" and "Section" followed by numbers mean and refer to the specified Article or Section of this Supplemental Indenture, unless the context otherwise requires.

     SECTION 1.2 INCORPORATION OF INDENTURE. This Supplemental Indenture is supplemental to and shall hereafter be read in conjunction with the Indenture and the Indenture and this Supplemental Indenture shall hereinafter have effect so far as practicable as if all the provisions thereof and hereof were contained in one instrument. In this Supplemental Indenture and the recitals hereto, unless there is something in the subject matter or context inconsistent therewith, or unless so stated to the contrary in this Supplemental Indenture, the words and expressions herein contained which are defined in the Indenture shall have the meanings given to such words and expressions in the Indenture.


                                                                               3

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     SECTION 1.3. REFERENCE TO AND EFFECT ON THE INDENTURE. On and after the date hereof; each reference in the Indenture to "this Indenture" "hereunder" "hereof' "herein" or words of like import, and each reference to the Indenture in any and all agreements, documents and instruments delivered by all or any one or more of the Bank, Royal Trust, CIBC Mellon or any other person shall mean and refer to the Indenture as amended hereby.

     SECTION 1.4. INTERPRETATION NOT AFFECTED BY HEADINGS, ETC. The division of this Supplemental Indenture into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

     SECTION 1.5. SINGULAR, PLURAL, ETC. As used herein, the singular shall include the plural and the singular as the content shall require.

                                   ARTICLE TWO

                     RESIGNATION AND REPLACEMENT OF TRUSTEE

     SECTION 2.1. NOTICE OF RESIGNATION. Royal Trust hereby gives notice to the Bank of its intention to resign as Trustee under the Indenture effective as of the date hereof.

     SECTION 2.2. WAIVER OF NOTICE. The Bank hereby accepts as sufficient the notice of resignation given by Royal Trust in Section 2.1.

     SECTION 2.3. RESIGNATION AND REPLACEMENT OF TRUSTEE. In accordance with the Indenture and its notice provided in Section 2.1, Royal Trust hereby resigns as Trustee, which resignation is hereby accepted by the Bank, and Royal Trust is hereby discharged (i) from all trusts and powers reposed in and conferred upon Royal Trust under the Indenture and (ii) from all liabilities, obligations and duties to be performed under the Indenture insofar and to the extent only that such liabilities, obligations and duties arise from and after the date hereof and relate to any period, date or time that shall commence or occur on or after the date hereof.

     SECTION 2.4. APPOINTMENT OF CIBC MELLON. The Bank hereby appoints CIBC Mellon as Trustee under the Indenture in replacement of and as successor to Royal Trust and acknowledges and declares CIBC Mellon is vested as of and from the date hereof with the powers, rights, and interests of the Trustee under the Indenture upon the trusts set forth therein.

     SECTION 2.5. ACCEPTANCE BY CIBC MELLON. CIBC Mellon hereby accepts its appointment under Section 2.4 as Trustee under the Indenture and agrees as of and from the date hereof to (i) perform its duties and obligations as Trustee under the Indenture; and (ii) hold all the rights, privileges and benefits conferred thereby and by law in trust for the persons who shall from time to time be holders of Debentures subject to all the terms and conditions set forth in the Indenture as supplemented and amended hereby.


                                                                               4

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     SECTION 2.6. REPRESENTATION AND WARRANTY BY CIBC MELLON. CIBC Mellon
hereby represents and warrants to the Bank that it is a corporation authorized to carry on the business of a trust company in Canada.

     SECTION 2.7. ASSIGNMENT. Royal Trust hereby transfers and assigns absolutely to CIBC Mellon all of its title and interest in and to all property which is subject to the trusts set forth in the Indenture and CIBC Mellon hereby accepts all of Royal Trust's title and interest therein and thereto.

                                  ARTICLE THREE

                         PRINCIPAL OFFICE OF CIBC MELLON

     SECTION 3.1. PRINCIPAL OFFICE OF CIBC MELLON. All references to the principal office of the Trustee in the City of Montreal, Quebec, contained in the Indenture and in all other documents delivered in connection therewith shall hereafter be deemed to refer to the office of CIBC Mellon Trust Company located at 2001 University Street, 16th Floor, Montreal, Quebec H3A 2A6.

                                  ARTICLE FOUR

                                  CONFIRMATION

     SECTION 4.1. CONFIRMATION. The Bank hereby acknowledges and confirms that, except as specifically amended by the provisions of this Supplemental Indenture, all of the terms and conditions contained in the Indenture are and shall remain in full force and effect, unamended, in accordance with the provisions thereof on the same basis as if CIBC Mellon had been originally named as Trustee in the Indenture. The Bank hereby further agrees that the name of CIBC Mellon shall in all respects be construed in the place and stead of the name of Royal Trust in the Indenture and in all other documents delivered in connection therewith, including, without limitation, the Debentures. The amendments provided for in this Supplemental Indenture shall not prejudice any act or thing done prior to the date of this Supplemental Indenture.


                                                                               5

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                                  ARTICLE FIVE

                                 MISCELLANEOUS

     SECTION 5.1. FURTHER ASSURANCES. The parties hereto convenant and agree to execute and deliver such further and other instruments and to take such further or other action as may be necessary or advisable to give effect to this Supplemental Indenture and the provisions hereof.

     SECTION 5.2. COUNTERPARTS. This Supplemental Indenture may be simultaneously executed in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument.

     IN WITNESS WHEREOF the parties hereto have declared that, except as specifically provided herein, they have required that these presents and all other documents related hereto be in the English language and have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

BANK OF MONTREAL - BANQUE DE MONTREAL


By: /s/ VINAY SARIN
    ------------------------------------
    SENIOR VICE-PRESIDENT, FINANCE


And: /s/ V. J. JONES
     -----------------------------------
     VICE-PRESIDENT AND SECRETARY


THE ROYAL TRUST COMPANY -
COMPAGNIE TRUST ROYAL


By: /s/ Illegible
    ------------------------------------
    AUTHORIZED SIGNATORY


And: /s/ Illegible
     -----------------------------------
     AUTHORIZED SIGNATORY


CIBC MELLON TRUST COMPANY -
COMPAGNIE TRUST CIBC MELLON


By: /s/ Illegible
    ------------------------------------
    Authorized Signatory


And: /s/ Illegible
     -----------------------------------
     Authorized Signatory


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